UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K, including all exhibits hereto, is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 3, 2021 (File 333-226611).

February 28, 2022 – Atlantica Sustainable Infrastructure plc (“Atlantica,” the “Company” or “we,” NASDAQ: AY) established an “at-the-market program” and entered into a Distribution Agreement (the “Distribution Agreement”) with BofA Securities, MUFG and RBC Capital Markets, as our sales agents (each a “Sales Agent” and collectively, the “Sales Agents”), dated February 28, 2022 under which we may offer and sell from time to time up to $150 million of our ordinary shares. Upon entry into the Distribution Agreement, we terminated our prior “at-the-market program” established on August 3, 2021 and the related distribution agreement dated such date, entered into with J.P. Morgan Securities LLC.

In accordance with the terms of the Distribution Agreement, we may offer and sell our ordinary shares from time to time through any of the Sales Agents.  Sales of our ordinary shares, if any, may be made in ordinary brokers’ transactions through the NASDAQ Global Select Market at market prices or as otherwise agreed between the Company and any Sales Agent. The securities may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

We intend to use the proceeds from these sales to finance growth opportunities and for general corporate purposes.

The ordinary shares to be issued under the “at-the-market program” will be issued pursuant to a prospectus supplement, dated February 28, 2022, in connection with a takedown from our shelf registration statement on Form F-3 (File No. 333-226611). Such ordinary shares may be offered only by means of such prospectus supplement, forming a part of the effective registration statement.

Pursuant to the ATM Plan Letter Agreement, entered into with Algonquin Power & Utilities Corp. (“Algonquin”) on August 3, 2021, Algonquin shall have the right but not the obligation, on a quarterly basis, to purchase a number of ordinary shares to maintain its percentage interest in Atlantica at the average price of the shares sold under the Distribution Agreement.

This report on Form 6-K does not constitute an offer to sell or a solicitation of an offer to buy the ordinary shares of Atlantica or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of such state or jurisdiction.

This report on Form 6-K and any other documents or materials relating to the “at-the-market program” and the offer and sale of ordinary shares thereunder are for distribution within the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of ordinary shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This report on Form 6-K and any other documents or materials relating to the issue and sale of ordinary shares are directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this notice and any other documents or materials relating to the issue and sale of ordinary shares relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company with a majority of our business in renewable energy assets in North & South America, and certain markets in EMEA. We complement our portfolio of renewable assets with storage, efficient natural gas and transmission infrastructure assets, as enablers of the transition towards a clean energy mix. We are also present in water infrastructure assets, a sector at the core of sustainable development (www.atlantica.com).

Forward-Looking Statements

This report contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. These forward-looking statements can be identified by the use of terminology such as  “intend,” “may,” or “will” or the negative of such terms or other similar expressions or terminology. Examples of forward-looking statements include, but are not limited to, statements about plans and relating to our “at-the-market program,” the use of proceeds from the offering thereunder, and the “ATM Plan Letter Agreement.”

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated above, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our annual report for the fiscal year ended December 31, 2021 filed on Form 20-F on February 28, 2022. Atlantica undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Chief Financial Officer Francisco Martinez-Davis E-mail: ir@atlantica.com	Investor Relations & Communication Leire Perez Tel: +44 20 3499 0465 E-mail: ir@atlantica.com

Exhibits

1.1	Distribution Agreement, dated February 28, 2022, between the Company and BofA Securities Inc., MUFG Securities Americas Inc. and RBC Capital Markets, LLC.

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP.

4.29
ATM Plan Letter Agreement, dated August 3, 2021, between the Company and Algonquin Power & Utilities Corp. (incorporated by reference from Exhibit 4.29 from Atlantica Sustainable Infrastructure plc’s Form 6-K filed with the SEC on August 3, 2021 – SEC File No. 001-36487).

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom (UK) LLP (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

Date: February 28, 2022	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer